Angion

Biomedica Corp.

51 Charles Lindbergh Boulevard

Uniondale, NY  11553

Phone: 516-326-1200

Fax: 516-307-1659

www.angion.com

October 24, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Angion Biomedica Corp.
Registration Statement on S-1
Filed April 14, 2014
Amendment No. 1 filed May 23, 2014
and Amendment No. 2 filed August 25, 2014
File No. 333-195261

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Angion Biomedica Corp. (“Angion”) respectfully requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-195261) together with all amendments and exhibits thereto (collectively, the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on April 14, 2014, as amended by Amendment No. 1 filed on May 23, 2014, and Amendment No. 2 filed on August 25, 2014.

Angion requests the withdrawal of the Registration Statement due to current market conditions being unfavorable to proceeding with the offering at this time. The Registration Statement has not been declared effective by the Commission, and Angion confirms that no securities have been or will be sold pursuant to the Registration Statement or the prospectus contained therein. Angion believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477.

Angion may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

October 24, 2014

It is our understanding that this request for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, Angion receives a notice from the Commission that this request will not be granted.

Angion acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, Angion requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Angion’s account to be offset against the filing fee for the filing of any future registration statement or registration statements.

We appreciate your assistance, and should you have any questions, please feel free to contact me at (516) 326-1200.

Sincerely,

/s/ Michael A. Yamin

Michael A. Yamin, Ph.D.

Vice President